Exhibit 99.1

Neptune Announces Preliminary Fiscal 2020 Results and Provides Q1 Fiscal 2021 Outlook

Neptune schedules its fourth quarter and fiscal 2020 financial results conference call for June 10, 2020

First quarter fiscal 2021 revenue growth is expected to accelerate significantly, reflecting YOY growth of 300% to 400% to approximately $18 million to $22 million

Fiscal 2020 revenue is anticipated to increase 15% to 21% to approximately $28.0 to $29.6 million from $24.4 million in the prior year

LAVAL, QC, May 14, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. (“Neptune” or the “Company”) (NASDAQ: NEPT) (TSX: NEPT), a diversied and fully integrated health and wellness company, provides a business update and announces that it intends to release its financial results for the fourth quarter and fiscal year ended March 31, 2020 after the market close on June 10, 2020, followed by a conference call and audio webcast at 4:30 p.m. Eastern Time the same day.

First Quarter Fiscal 2021 Revenue Outlook

For the first quarter of fiscal year 2021 ending June 30, 2020, Neptune expects to report strong quarter-over-quarter growth in its company-wide revenues to a range of between $18 million and $22 million. This revenue growth is driven by the accelerated expansion of Neptune’s Health and Wellness solutions and its agile adaptation to changing market conditions and demands. This product portfolio expansion, with the recent product announcements of hand sanitizers and Neptune Air non-contact thermometers, utilizes a highly flexible and low cost supply chain infrastructure, relying on internal and third-party manufacturers that can be scaled up or down quickly to adapt to market demand. In a currently volatile market that sees high demand for these product categories, but also increased supply from a wide range of providers, Neptune is not in a position to confirm projected sales or revenue for these new products, beyond those reflected in the first quarter revenue indication provided above. The Company is also seeing growth of its extraction revenue, reflecting the successful implementation of new capacity.

Recent corporate developments and drivers of accelerated Q1 fiscal growth include:

•	The launch of Neptune’s Forest Remedies™ and Ocean Remedies™ brands and growth of direct-to-consumer e-commerce operations supporting new brand development

•	Successful development of hand sanitizer products and significant new retail orders and initial shipments

•	An exclusive partnership with legendary wildlife conservationist, Dr. Jane Goodall, to co-develop natural health and wellness products under the Forest Remedies™ brand

•	The Phase II expansion of the Sherbrooke facility becoming operational and the addition of new extraction business

•	The launch of Neptune Air non-contact thermometers and shipments to a large business service customer

•

Significant enhancements to the Company’s management, operations and sales teams, including new talent with professional experience with companies such as Unilever, Colgate-Palmolive, Hanes, SmartyPants Vitamins and MediPharm, contributing to improved production levels and new client wins

•	Leveraging significant corporate partnerships with IFF and American Media to accelerate product development, growth, brand reach and distribution.

“We ended fiscal 2020 with strong year-over-year growth while building world-class team and infrastructure to accelerate our growth and achieve a fully realized B2B business and complementary direct to consumer brands. We are now leveraging Neptune’s strong assets and history in the large and growing health and wellness sector. We have quickly positioned ourselves as leading innovators, partners and brand developers, rapidly bringing our new products and brands to market through utilization of our turnkey supply chain solutions and the collective experience of an impressive team assembled over the past year. Our exposure to fast growing sectors, strong customer relations and responsiveness to emerging trends is establishing a strong foundation for growth,” said Michael Cammarata, Chief Executive Officer of Neptune Wellness.

“During the first quarter of fiscal 2021 we are beginning to see the strong results of our efforts with accelerated revenue growth and strong demand across all channels of distribution. Our recent innovations are resonating, our pipeline for future product introductions is robust and we have established significant new relationships across the North American retail industry. These accomplishments have come amid the significant challenges of COVID-19, to which our entire team has responded rapidly and effectively while executing our significant expansion efforts to drive strong growth. Each of our operations continues to support customers uninterrupted, and we have supplemented our growth product offering with solutions for our valued retail customers and consumers during this unprecedented time. We are thankful for the tireless efforts of the entire Neptune team,” commented Dr. Toni Rinow, Chief Financial Officer.

Preliminary Fiscal 2020 Financial Highlights

Neptune also today announced that, based upon information currently available to management, it anticipates reporting revenue of approximately $28.0 million to $29.6 million for the twelve months ended March 31, 2020, compared to $24.4 million for the twelve months ended March 31, 2019, with the year-over-year change resulting primarily from the acquisition of Sugarleaf as well as the increase in revenues from the Company’s Cannabis segment. Neptune also announces that negative gross profit between $0.5 and $2.0 million is expected for the twelve months ended March 31, 2020, reflecting costs associated with the start-up operations of the Company’s Cannabis segment. For the fourth quarter of fiscal 2020, the Company anticipates reporting revenue of $8.0 million to $9.6 million, compared to $5.7 million in the prior year period, an approximate growth rate of 40% to 69%.

Neptune announces that, given current market conditions, it has undertaken a thorough review of all business operations and concluded that certain long-lived asset values as at March 31, 2020 exceed current fair-market valuations. As such, when Neptune formally reports its fiscal 2020 results, it expects to report additional non-cash long-lived asset impairment charges. The long-lived asset impairment charge, net of the gain on contingent consideration on the Sugarleaf asset purchase price, is expected to be a maximum of $15 million.

Neptune announced that its consolidated cash position was $16 million at March 31, 2020. This excludes capacity under its current ATM program.

All figures reported above with respect to the fiscal year 2020 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the year ended March 31, 2020. Accordingly, investors are cautioned not to place undue reliance on the foregoing guidance.

Conference Call Details

Date:	Wednesday, June 10, 2020

Time:	4:30 PM Eastern Daylight Time

1 (888) 231-8191 (Canada and U.S.)

Call:	1 (647) 427-7450 (International)

Conference ID: 9282248

A replay of the call will be available shortly after the call’s completion and until July 10, 2020. The replay can be accessed online in the Investors section of Neptune’s website under Investor Events and Presentations.

The Company does not undertake to provide preliminary results or guidance in the future, nor to update the information provided in the news release other than as required under applicable securities laws. The preliminary results provided in this news release constitute forward-looking statements within the meaning of applicable securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See “Forward-looking statements”.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™ , Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in

Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

SOURCE Neptune Wellness Solutions Inc.

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

Related Links

https://neptunecorp.com